08032322

SEC Mail
Mail Processing
Section

JUN 3 0 2008

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/07** (MM/DD/YY) AND ENDING **03/31/08** (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: **MACQUARIE CAPITAL (USA) INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 W. 55th Street
(No. and Street)

New York (City) **NY** (State) **10019** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Stewart **212-231-1000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) **New York** (City) **NY** (State) **10017** (Zip Code)

PROCESSED
JUL 1 0 2008 A
THOMSON REUTERS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 3 0 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Stewart ______________________, swear (or affirm) that, to the best o my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macquarie Capital (USA) Inc. ______________________, a: of June 27 ______________________, 20 08 ______, are true and correct. I further swear (or affirm) th: neither the company nor any party, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

BRENDA WILLIAMS
Notary Public, State of New York
No. 01WI6113995
Qualified in New York County
Commission Expires August 9, 2008

Brenda Williams

Notary Public

Signature

FINCFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MACQUARIE CAPITAL (USA) INC.
(S.E.C. I.D. No. 8-47198)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Madison Avenue
New York NY 10017
Telephone (646) 471-3000
www.pwc.com

Report of Independent Auditors

To the Board of Directors and Stockholder of Macquarie Capital (USA) Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Macquarie Capital (USA) Inc. ("the Company") at March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This statement of financial position is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial position based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 27, 2008

MACQUARIE CAPITAL (USA) INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2008

ASSETS	
Cash and cash equivalents	$ 454,672,535
Cash segregated under federal regulations	6,500,000
Receivable from broker-dealers and clearing organizations	40,373,633
Receivable from customers	8,671,301
Securities owned, at fair value (cost of $403,189)	253,975
Securities borrowed	1,242,794,204
Securities received as collateral ($7,763,745 pledged)	7,763,745
Fees receivable (net of allowance for doubtful accounts of $524,255)	4,579,817
Receivable from affiliates	110,370,443
Deferred tax asset	6,307,703
Other assets	3,352,872
TOTAL ASSETS	$ 1,885,640,228
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payable to broker-dealers and clearing organizations	$ 8,671,375
Payable to customers	37,891,406
Securities loaned	1,263,713,170
Obligation to return securities received as collateral	7,763,745
Payable to parent and affiliates	203,801,655
Accrued expenses and other liabilities	16,417,763
Total liabilities	1,538,259,114
Commitments and contingencies (Note 12)	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value; 1,000,000 shares authorized; 156,386 shares issues and outstanding	1,564
Additional paid-in capital	331,034,471
Retained earnings	16,345,079
Total stockholder's equity	347,381,114
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,885,640,228

See accompanying notes to statement of financial condition.

1. ORGANIZATION

Macquarie Capital (USA) Inc. (formerly Macquarie Securities (USA) Inc.) (the "Company") is a Delaware Corporation that is a wholly owned subsidiary of Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Group Limited ("MGL"), a non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company acts as a broker of Australian and Asian securities and to a lesser extent U.S. securities, GDRs and emerging market bonds. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors as well as MGL's affiliates. The Company also has a securities borrowing and lending business focused primarily with and on behalf of Macquarie Bank Limited ("MBL") and to a lesser extent with external counterparties. The Company provides arranging and advisory services on mergers and acquisitions and project finance transactions with MGL and its affiliates as well as independent third parties.

On October 29, 2007, the Company's former parent MBL received final approval from the Australian Federal Court for Macquarie Group Limited to become a non-operating holding company and parent of MBL. This restructuring occurred on November 13, 2007 and did not have a material impact on the Company.

On April 13, 2007, the Parent completed an acquisition of the business and assets of Giuliani Capital Advisors LLC ("GCA"). GCA is a boutique investment banking advisory firm specializing in merger and acquisition advisory and restructuring advisory services. The Parent treated this transaction as a business combination under Statement of Financial Accounting Standards ("SFAS") 141, *Business Combinations*. The transaction did not result in the recognition of goodwill. Immediately upon closing, the Parent transferred GCA staff and assigned GCA mandates, receivables and certain liabilities to the Company. All assets and liabilities were transferred from the Parent at their carrying amounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – Cash and cash equivalents consist of cash and highly liquid investments not held for resale with original maturities of three months or less. Substantially all the Company's cash and cash equivalents were held at one major U.S. commercial bank.

Securities Borrowing and Lending – The Company conducts securities borrowing and lending activities with MBL and external counterparties in order to earn residual interest rate spreads. Under these transactions, the Company receives or posts collateral in connection with securities loaned or borrowed transactions. These transactions are collateralized by cash or securities. Under substantially all agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral

advanced or received. The Company monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Interest on such transactions is recorded on an accrual basis.

Income Taxes – The Company is included in the consolidated federal and where applicable, the combined state and local income tax returns filed by the Parent. Where the Parent does not file a consolidated state and local income tax return, the Company will file on a standalone basis. Income taxes are provided for under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates.

Investment Banking and Advisory Services – Underwriting revenues, fees for merger and acquisition advisory services and project financing are accrued when services for the transactions are substantially completed. Underwriting revenues are presented net of related expenses. Transaction expenses are deferred until the related revenue is recognized.

Commissions – The Company executes and clears U.S. securities transactions on a fully disclosed basis through an unaffiliated clearing broker. The Company records commissions, as defined within the executed clearing agreement, for securities transactions introduced by the Company to the clearing broker on a trade date basis. Expenses related to commission are also recorded on the trade date.

Service Fees – The Company executes and clears all foreign securities transactions through affiliated broker-dealers. The Company has a formal agreement with the affiliated broker-dealers whereby the affiliates receive all commissions on security transactions and the Company receives from the affiliate an amount equal to 110% percent of the sum of costs incurred by the Company, exclusive of interest, clearing broker charges, certain reimbursed expenses and taxes, as consideration for exclusively utilizing the execution and settlement services.

Translation of Foreign Currencies – Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange, while income statement items are translated at the spot exchange rate at the time of the transaction. Gains or losses resulting from foreign currency transactions are included in net income.

Use of Estimates – The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Share Based Compensation – The Company participates in the share-based compensation plan of MGL, and formerly in the share-based compensation plan of MBL. These plans are accounted for under the provisions of SFAS No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)"). SFAS No. 123(R) requires the measurement of stock-based compensation expense

based on the fair value of the award on the date of grant. The cost will be recognized over the vesting period. Under the MGL plan, the awards are issued by the Parent with the costs pushed down to the Company. Under the MBL plan the awards were issued by the Company.

Fair Value of Financial Instruments –SFAS No. 107, *Disclosures about Fair Value of Financial Instruments,* requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at contracted amounts which approximate fair value.

New Accounting Pronouncements – In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On February 1, 2008, the FASB Staff Position ("FSP") issued FSP FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.* FSP FIN 48-2 deferred the effective date of FIN 48 for certain nonpublic enterprises to the annual financial statements for fiscal years beginning after December 15, 2007. The adoption of FIN 48 on April 1, 2008 did not have a material impact on the Company's financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted if the entity has not yet issued financial statements for that fiscal year (including any interim periods). The adoption of SFAS No. 157 on April 1, 2008 did not have a material impact on the Company.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 provides entities the option to measure certain financial assets and liabilities at fair value with changes in fair value recognized in earnings each period. SFAS No. 159 permits the fair value election on an instrument-by-instrument basis at the initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 on April 1, 2008 did not have a material impact on the Company.

3. CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash has been segregated in a special reserve bank account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3.

4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at March 31, 2008, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 37,891,406	$ 8,671,301
Receivable from/payable to affiliated brokers	70,233	74
Receivable from clearing organizations	2,411,994	-
	$ 40,373,633	$ 8,671,375

5. RECEIVABLE AND PAYABLE TO CUSTOMERS

The Company's affiliates effect transactions in securities with or for the U.S. investors through the Company. To allow these affiliates exemption from the Securities Exchange Act of 1934 (the "Act"), the Company, among other things, is responsible for receiving, delivering, and safeguarding funds and securities in connection with the transactions on behalf of U.S. investors in compliance with Rule 15c3-3 under the Act. As such, the Company records receivables and payables to customers for failed-to-receive and failed-to-deliver transactions that were introduced to these affiliates.

6. SECURITIES FINANCING TRANSACTIONS

The Company enters into securities borrowing and lending transactions in order to earn residual interest rate spreads. The Company is permitted to sell or repledge the securities received. At March 31, 2008, the fair value of the securities received as collateral where the Company is permitted to sell or replegde the securities was approximately $1.2 billion, substantially all of which has been repledged.

7. SECURITIES OWNED

Securities owned consist of foreign equities and warrants of $253,975.

8. BONUS RENTENTION

The Company's compensation arrangement includes provisions for the retention and deferral of payment of a portion of an employee's bonus above certain amounts. For non-Executive Directors of the Company the deferred amount plus interest is paid to the employee in the following second, third, and fourth years, subject to the employee's continued service to the Company.

For Executive Directors of the Company, the deferred amount vests in the following sixth to tenth years, subject to the employee's continued service to the Company. Such deferred amount

is notionally invested among others in Macquarie Funds and the capital gains of the portfolio are paid as additional compensation each year at the discretion of MGL's Executive Committee.

For the year, $20,203,106 was deferred. Amounts deferred and subject to vesting at March 31, 2008 will be recorded as employee service fee expense as follows:

Year ended March 31,	
2009	$ 12,085,410
2010	9,201,700
2011	5,230,784
2012	2,728,680
2013	1,681,438
2014 and thereafter	6,891,071
	$ 37,819,083

9. EMPLOYEE BENEFIT PLANS

The Company participates in the Parent's 401(k) Plan. Contributions to the 401(k) Plan are matched, up to specific limits. Substantially all employees are eligible to participate in the plan.

10. EMPLOYEE SHARE COMPENSATION

The Company participates in the Macquarie Group Employee Share Option Plan (the "MGL Plan"). Options are granted by the Parent and the applicable costs are allocated to the Company.

Prior to the restructuring of MBL on November 13, 2007, MBL operated a share-based compensation plan (the "MBL Plan"), under which the Company granted options to employees. In connection with the restructuring all options issued under the MBL Plan were replaced with options issued in the MGL Plan.

Under both the MGL Plan and the MBL Plan, the fair value of each option was estimated on the date of grant using a trinomial option pricing framework. The following key assumptions have been adopted for grants made in the current financial year, Australian risk free interest rate: 7.0% (weighted average), expected life of options: four years, volatility of share price: 20% and dividend yield: 3.4% per annum.

The options were issued for no consideration and were granted at prevailing market prices. Prior to November 21, 2003, the exercise price of new options granted was generally based on the weighted average market price during the month prior to acceptance of employment for new employees or during the calendar month of June in respect of options granted as a result of annual promotions and compensation reviews. From November 21, 2003 until November 25, 2004, the exercise price of new options granted was generally based on the weighted average market price during the one week period prior to the date of grant of the options. From November 26, 2004, the exercise price of new options granted is generally based on the

weighted average market price during the one week up to and including the date of grant of the options.

Options granted vested as to one third on each of the second, third and fourth anniversaries of the date of commencement of employment for new starters and, for existing employees, on July 1st two, three and four years after the allocation of the options. Subject to staff trading rules, options can be exercised after the vesting period at any time up to expiry. In individual cases, such as where an employee leaves with MGL's agreement towards the end of a vesting period, the MGL Executive Committee has the power to waive the remainder of any vesting period and allow exercise of some or all of the relevant options. For Executive Directors, vesting is also contingent upon MGL reaching or exceeding specified return on equity thresholds.

11. RELATED PARTY TRANSACTIONS

Receivables from and payables to affiliates arise from both the daily operations of the Company and specific transactions. At March 31, 2008 receivables from and payables to affiliates were $110,370,443 and $203,801,655, respectively.

The Company provides advisory services for investment companies managed by MGL affiliates.

Non-U.S. equity securities transactions are executed and cleared through affiliated entities. The Company has formal agreements with the affiliates whereby the affiliates receive all commissions on the securities transactions and the Company receives a service fee from the affiliate in an amount equal to 110% of the costs incurred by the Company, exclusive of interest, clearing broker charges, certain reimbursed expenses and taxes and in certain cases an additional allocation of profits from the affiliate as consideration for exclusively utilizing the execution and settlement services.

The Company conducts a match-book securities borrowing and securities lending business for which MBL is generally one of the counterparties. In cases where MBL provided cash collateral on securities loaned transactions or where the Company deposited cash with MBL on securities borrowed transactions, interest was earned or paid on the cash balances respectively. At March 31, 2008, cash collateral received and pledged on outstanding securities loaned and securities borrowed were $1,235,106,271 and $30,492,029 and they are reported as components of securities loaned and securities borrowed on the statement of financial condition.

In addition to cash collateral, the Company will sometimes receive securities as collateral on securities loaned transactions. At March 31, 2008, securities of $7,763,745 were received from MBL.

12. COMMITMENTS AND CONTINGENCIES

The Company clears all of its U.S. securities transactions through Pershing LLC, an affiliate of the Bank of New York Mellon, Australian securities transactions through an Australian affiliate, Macquarie Capital Securities (Australia) Limited, and Asian securities transactions through a Hong Kong affiliate, Macquarie Securities Limited. Pursuant to the terms of the agreements between the company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At March 31, 2008, the Company did not record a liability with regard to this right. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company is a member of a U.S. clearinghouse and as a member may be required to pay a proportionate share of the financial obligations of another member should that member default on its obligations. The Company's potential obligation is not quantifiable and may exceed the value of cash and securities held at the clearinghouse. As the likelihood of this is remote, no liability has been recorded on the statement of financial condition.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

13. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the 1934 Act that requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At March 31, 2008, the Company had net capital of $215,902,664 which was $214,971,410 in excess of the requirement of $931,254.

14. INCOME TAXES

The Company is a member of a consolidated group for U.S. federal and state income tax purposes. A formal tax sharing agreement between the Company and the Parent provides for federal and state income taxes to be determined on a separate entity basis. All current and deferred balances are settled currently with the Parent.

Deferred taxes result from temporary differences. Temporary differences include compensation related expenses not currently deductible for tax purposes. The Company has not provided for a valuation allowance against the deferred tax asset as management has determined it is more likely than not that all deferred tax assets will be realized.

* * * * * *

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Madison Avenue
New York NY 10017
Telephone (646) 471-3000
www.pwc.com

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholder of Macquarie Capital (USA) Inc.:

In planning and performing our audit of the financial statements of Macquarie Capital (USA) Inc. (the "Company") as of and for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

June 27, 2008

END

(2)